Exhibit 21.1

LIST OF SUBSIDIARIES OF NGL ENERGY PARTNERS LP

Subsidiary	Jurisdiction of Organization
Silverthorne Operating LLC	Delaware
Hicksgas, LLC	Delaware
NGL Supply, LLC	Delaware
NGL Gateway Terminals Inc.	Ontario
NGL Supply Retail, LLC	Delaware
NGL Supply Terminal Company, LLC	Delaware
NGL Supply Wholesale, LLC	Delaware
Rocket Supply Inc.	Delaware